UN
SECURITIES ANI 08032236
Washington, D.C. 20549

SEC Mail Processing
Section

SEP 16 2008

Washington, DC
111

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 AND ENDING 06/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boogie Investment Group,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 West New Haven Avenue
(No. and Street)

Melbourne	Florida	32901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel P. Deighan (321) - 728-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman Hopkins Wright & LaHam, CPAs and Associates, LLP
(Name – *if individual, state last, first, middle name*)

8035 Spyglass Hill Road	Melbourne	Florida	32940
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I MICHAEL O. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOOGIE INVESTMENT GROUP, INC, as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JAMES W. TYSON V
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Notary Public

Michael O Brown
Signature

FINOP & CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOGIE INVESTMENT GROUP, INC.

Financial Statements and Supplemental Information

For the year ended June 30, 2008

BERMAN HOPKINS WRIGHT & LAHAM
CPAS AND ASSOCIATES LLP

TABLE OF CONTENTS

BERMAN HOPKINS
WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

Partners:
John R. Hopkins
James A. Wright, Jr.
James S. LaHam
Ross A. Whitley
W. Ed Moss, Jr.
Phillip J. Hayes
Brian L. Nemeroff

BREVARD OFFICE
8035 Spyglass Hill Rd.
Melbourne, FL 32940
phone 321-757-2020
fax 321-242-4844

ORLANDO OFFICE
480 N. Orlando Ave.
Suite 218
Winter Park, FL 32789
phone 407-644-5811
fax 407-644-6022

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Boogie Investment Group, Inc.
Melbourne, Florida

We have audited the accompanying statement of financial condition of Boogie Investment Group, Inc. (the "Company"), as of June 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boogie Investment Group, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

August 22, 2008
Melbourne, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

Boogle Investment Group, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS		
CURRENT ASSETS		
Cash	$	3,940
Accounts receivable		92,212
Other current assets		1,812
Total current assets		97,964
PROPERTY AND EQUIPMENT		
Computers and equipment		2,053
Furniture and fixtures		840
Less accumulated depreciation		(796)
Net property and equipment		2,097
	$	100,061
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	17,767
Accrued expenses		7,089
Payroll liabilities		978
Deferred tax liability		24,978
Income tax liability		225
Total current liabilities		51,037
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		7,373
Retained earnings		41,551
Total stockholder's equity		49,024
	$	100,061

The accompanying notes are an integral part of these financial statements

Boogie Investment Group, Inc.

STATEMENT OF OPERATIONS

Year ended June 30, 2008

REVENUES	$	1,224,596
EXPENSES		
Selling and marketing:		
Commissions		969,071
Marketing and advertising		935
General and administrative		195,085
Depreciation		531
Total expenses		1,165,622
Income from operations before income taxes		58,974
OTHER INCOME		
Interest income		301
Other income		35,000
Total other income		35,301
Income before income taxes		94,275
PROVISION FOR INCOME TAXES		(35,534)
NET INCOME	$	58,741

The accompanying notes are an integral part of these financial statements

Boogie Investment Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2008

	Common stock		Additional paid-in capital	Retained earning (accumulated deficit)	Total
	Shares	Amount			
BALANCES AT JULY 1, 2007	100	$ 100	$ 57,373	$ (17,190)	$ 40,283
Return of capital	-	-	(50,000)	-	(50,000)
Net income	-	-	-	58,741	58,741
BALANCES AT JUNE 30, 2008	100	$ 100	$ 7,373	$ 41,551	$ 49,024

The accompanying notes are an integral part of these financial statements.

Boogie Investment Group Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	58,741
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		531
(Increase) decrease in assets:		
Accounts receivable		(92,212)
Deferred tax asset		10,331
Other assets		2,560
Increase (decrease) in liabilities:		
Accounts payable		17,767
Accrued expenses		(2,911)
Payroll liabilities		359
Deferred tax liability		24,978
Income tax liability		225
Net cash provided by operating activities		20,369
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Return of capital		(50,000)
Net decrease in cash		(29,631)
CASH AT BEGINNING OF YEAR		33,571
CASH AT END OF YEAR	$	3,940

The accompanying notes are an integral part of these financial statements

NOTE A - ORGANIZATION AND NATURE OF THE BUSINESS

Boogie Investment Group, Inc., (the "Company") is a Florida corporation and is a registered broker-dealer in Florida, New York and Mississippi. The Company conducts six types of businesses: mutual fund retailer, broker-dealer selling variable life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions and private placement securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a liaison between its clients and the investment sponsors and accepts no funds for investments in the name of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. Revenue and cost recognition

Securities transactions, and related revenue and expenses, are recorded in accordance with each private placement memorandum, selling agreement or prospectus of particular investment vehicles. Revenue is recorded upon remittance of client funds to investment sponsor and expenses are recorded as incurred.

3. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Property and equipment

Property and equipment is valued at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, generally five to seven years for office equipment and furnishings. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. Major renewals and betterments with useful lives of greater than one year and $1,000 are capitalized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Income taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences in asset and liability bases relate primarily to accounts receivable, accounts payable, depreciable assets and certain accrued or prepaid expenses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future income taxes. The components of the deferred tax asset and liability are classified as current and noncurrent based on their characteristics. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

The Company files its income tax returns using the cash method of accounting, which represents the entire deferred tax liability.

6. Advertising costs

Advertising costs are charged to operations as incurred. Advertising costs incurred for the year ended June 30, 2008 were $935.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the basic Uniform Net Capital provisions the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 12 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company's net capital was $38,925 and its minimum net capital requirement was $5,000. The Company's net capital ratio was approximately 1.5 to 1.

NOTE D - RELATED PARTIES

The Company is related through common ownership to Deighan Financial Advisors, Inc. ("DFA"), and Daniel Patrick Deighan, LLC ("DPD"). All transactions handled by the Company are initiated through DFA, for which the Company pays 80% of commissions it receives to Daniel P. Deighan, a licensed person, through a written registered representative agreement.

The Company reimburses DFA for the allocation of certain costs. These costs are associated with bookkeeping and marketing workshop expenses. These costs totaled $22,803 for the year ended June 30, 2008.

NOTE D - RELATED PARTIES (continued)

The Company leases the office space from DPD, LLC, which owns the land and building occupied by the Company. From July 1, 2007 to December 31, 2007, the Company occupied the building under a month to month lease agreement. On January 1, 2008, the Company entered into a lease agreement for one year, with additional annual renewal options for two additional one year periods. Rent expense for the year ended June 30, 2008 was $17,525.

During the year ended June 30, 1008, the Company paid management fee expenses of $10,000 to Daniel P. Deighan, a licensed person, under a written management agreement dated August 23, 2007.

NOTE E - INCOME TAXES

Income tax expense consists of the following for the year ended June 30, 2008:

Current:		
Federal	$	225
State		-
Deferred:		
Federal		30,148
State		5,161
	$	35,534

The company's deferred tax liability is comprised of the following at June 30, 2008:

Current deferred tax liability:		
Accrual to cash method	$	24,978

There is no material difference between the Company's effective income tax rate for the year ended June 30, 2008 and the federal and state statutory rates.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company leases office space from a related party (see Note D). The annual lease commenced on January 1, 2008 and has two one year renewal options.

For the year ended June 30, 2008, the Company derived all of its commissions from the activities of related parties, Daniel P. Deighan, a licensed person, and Deighan Financial Advisors, Inc. (see Note D).

NOTE G - RETIREMENT PLAN

The Company provides a SIMPLE IRA Plan which allows employees who meet certain service requirements to elect to make tax deferred contributions from salary. The Company does not make contributions to the plan.

NOTE H- CONCENTRATIONS

1. Revenues. Approximately 63% of the commission revenues earned by the Company in the year ended June 30, 2008 were from three investment sponsors. The corresponding outstanding accounts receivable from these three investment sponsors were approximately 41% of total accounts receivable at June 30, 2008.

2. Accounts receivable. As of June 30, 2008, approximately 52% of the Company's outstanding accounts receivable were due from three investment sponsors not included in the above Revenues concentration.

SUPPLEMENTAL INFORMATION

Boogie Investment Group Inc.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

Year ended June 30, 2008

Payroll and related expenses	$	54,108
Professional fees		39,654
Insurance and fees		38,082
Rent		17,525
Workshop costs		13,797
Management fees		10,000
Licenses		6,885
Travel and entertainment		4,428
Postage and delivery		2,493
Telephone		2,368
Office expenses		2,043
Taxes		1,804
Utilities		805
Other expenses		1,093
	$	195,085

Boogle Investment Group, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	49,024
Other additions (allowable subordinated debt)		-
Other deductions		-
Total capital		49,024
Non-allowable assets:		
Receivables from brokers or dealers		(6,190)
Furniture, equipment, and leasehold improvements, net		(2,097)
Other assets		(1,812)
Net capital	$	38,925

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Aggregate indebtedness X 6 2/3% (12.5% w/i first year))	$	1,737
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net Capital Requirement	$	5,000
Excess net capital	$	33,925

COMPUTATION OF AGGREGATED INDEBTEDNESS

Total aggregate indebtedness liabilities	$	26,059
Percentage of aggregate indebtedness to net capital		67%

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(included in Part II of Form X-17A-5 as of June 30, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	64,127
Allowable assets erroneously reported as nonallowable:		
Difference due to offsetting various asset accounts against related liabilities		-
Audit adjustments to record additional compensation		-
Other audit adjustments (net)		(25,202)
Other items (net)		-
Net capital per above	$	38,925

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i).

Boogie Investment Group, Inc.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

June 30, 2008

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i).

Boogie Investment Group, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

June 30, 2008

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i).

COMPLIANCE INFORMATION

REPORT ON INTERNAL CONTROL REQURIED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Stockholder
Boogie Investment Group, Inc.
Melbourne, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Boogie Investment Group, Inc. (the "Company"), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 22, 2008
Melbourne, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

END